

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2016

Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
7, Avenue de Grande Bretagne, Office 11B2
Monte Carlo MC 98000 Monaco

> **Re:** **Navios Maritime Acquisition Corporation**
> **Registration Statement on Form F-3**
> **Filed November 21, 2016**
> **File No. 333-214739**

Dear Ms. Frangou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure